SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JUNE, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)




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             [Indosat Logo Appears Here]


   Satelindo Enhances Offering for Mentari Users

Jakarta, June 3, 2003 - Continuing the effort to enhance the service to Mentari (prepaid card) users, Satelindo announced the change of calling charge for Mentari users. Satelindo is a subsidiary of Indosat which is known as the pioneer of GSM service provision in Indonesia.

Starting from June 1, 2003, calling charges for Mentari to PSTN or ordinary fixed phone becomes
Rp 816,- per minute, also extending the local calling charges zone. With the new tariffing system, there are 50 local zones in Indosat which are extended up to 200 km in distance. This means, a Mentari users in one city could call a PSTN number in other cities within the same zone with a local calling charge. Furthermore, Satelindo will apply local calling charge for a call between Mentari and a PSTN number in other zone, as long as the cities are within 30 km range from the city of the caller. Other feature which is also maintained is no surcharge or additional charges for the Mentari users to receive or making call outside the local zone or outside the city which he or she registered as the user (free roaming).

In addition to that, Mentari users will also enjoy a special tariff for calls to other Mentari or Matrix
(Satelindo postpaid card) users throughout Indonesia with the charge of Rp 1,499.- per minute. With this offering, the entire Indonesia can be considered as a single zone for calls between Satelindo's users.

Satelindo is a wholly owned (direct and indirectly) subsidiry of Indosat. At the end of first quarter
2003, Satelindo recorded around 3.3 million subscribers

Indosat is a provider of information and communication services in Indonesia and providing three line of business namely cellular services, fixed telecommunication and multimedia, data communication and internet (MIDI) as well as providing broadband network. Indosats shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its
American Depositary Shares are listed on the New
York Stock Exchange (NYSE : IIT).//



For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                 Perusahaan Perseroan (Persero) P.T.
                  Indonesian Satellite Corporation


Date: June 4, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President